HERNÁNDEZ BARBOSA CUEVAS & HUERGA

ABOGADOS

FERNANDO HERNÁNDEZ GÓMEZ
RICARDO BARBOSA ASCENCIO
AGUSTIN CUEVAS DE ALBA
GERARDO ALEJANDRO HUERGA FERNÁNDEZ

MAR BÁLTICO NO. 2237, 4° PISO
COLONIA COUNTRY CLUB
GUADALAJARA, JALISCO, MÉXICO 44637
TEL. (33) 3817-1731 FAX 3817-1732
fhernandez@hbclaw.com.mx
www.hbclaw.com.mx

RECEIVED
2005 SEP -7 P 4:25

CONSULEGIS
MEMBER OF CONSULEGIS, AN INTERNATIONAL ASSOCIATION OF LAW FIRMS.

05011001

SUPPL

August 11th, 2005.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

Filing Desk/
Office of International corporate Finance

Attn: <u>Nina Mogiriazad</u>

Re: Hilasal Mexicana, S.A. de C.V.- Information Furnished Pursuant to Rule 12g3-2(b) - **File 82-4743**

Dear Nina:

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the second trimester report for 2005 (year ending December 31, 2005), which were filed before the Bolsa Mexicana de Valores (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernandez, Esq.

9/8

Second Trimester Report for 2005.

Commentaries of the Trimester
Values US Legal Currency

The consolidation of the results from the structure programs since a year of its creation. For the fourth consecutive trimester there has been an increase in the gross, operational and net profit in relation to the same trimester of the year 2004.
A better volume of sales in better conditions, together with an improvement in costs that permitted to increase the gross margin in 4 points.

The strategy to reduce the inventories, gave as a result a decrease of 29.6% in regards to 2T04.
The financial debt decrease 4.6% by the amortization in long term. In the last 12 twelve months the debt has been reduced 12.9%. Right now the company has cash surplus that if it was apply to the payment of the debt the result should be an additional reduction of 7.4%.

Result Balance 2T04 vs 2T05 (April- June)

The total sales decrease 31.9% in volume, 24.8% in US Dollars and 31.3% in Mexican pesos legal currency.

The export sales decrease 51.8% in volume, 41.0% in US Dollars and 46.1% in Mexican pesos legal currency.

The operational profit was $7.3 million pesos legal currency and represented the 8.6% of the sales comparing the 7.7% of 2T04.

Integral Financing Cost
The integral financing cost was $9.9 million pesos legal currency during 2T04 comparing to the ($4.9) million pesos in favor during 2T05.

Other Financial Operations
In this line it was registered the expenses for install capability not considering in the standard cost.

Net Profit
By better margins gross and operative profit supported by the benefit in the change parity, the net profit was located in $8.0 million pesos meaning $9.4% of the sales, comparing it with a loss of $3.2 million pesos of 2T04.

Last 12 months results 2004 vs 2005 (July - June)
The total amount of sales decreased 24.2% in volume, 21.2% in US Dollars and 24.2% in Mexican pesos.

The national sales decreased 18.4% in volume, 13.6% in US Dollars and 16.9% in Mexican pesos.

Taxes, PTU and Extraordinary Entries.
There has not been generated any Income Tax base and "PTU". It is recognize in the differed tax the favorable effect pursuant to the decreased in the Income Tax rate of 2005.

Balance 30 of June 2004 vs 30 of June 2005.

From June 2004 to June 2005 the Mexican peso increase its value in 6.6% in reference to the US Dollar and the inflation was 4.3%. These effects generate variation once it is compared the number in terms of pesos and dollars.

The accountant capital passed from $306.3 to $280.1 millions. It is registered a net profit for the year 2005 and $11.4 millions of Mexican pesos.

General Issues.
During the trimester it was installed an Audit Committee pursuant to the articles applicable by the Value Market Law "Ley del Mercado de Valores".
The company got a license agreement for Ice Age II.

Hilasal

MEXICANA, S.A DE C.V.

Second Quarter Report
2005

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** Quarter: **2** Year: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**597,006**	100	**699,587**	100
2	**CURRENT ASSETS**	**222,030**	**37**	**277,699**	**40**
3	CASH AND SHORT-TERM INVESTMENTS	16,137	3	1,486	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	91,692	15	114,746	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	9,683	2	13,008	2
6	INVENTORIES	104,518	18	148,459	21
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**368,332**	**62**	**415,148**	**59**
13	PROPERTY	165,538	28	165,470	24
14	MACHINERY AND INDUSTRIAL EQUIPMENT	543,669	91	579,458	83
15	OTHER EQUIPMENT	94,056	16	95,282	14
16	ACCUMULATED DEPRECIATION	437,653	73	452,062	65
17	CONSTRUCTION IN PROGRESS	2,722	0	27,000	4
18	**DEFERRED ASSETS (NET)**	**6,644**	**1**	**6,740**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**316,861**	100	**393,217**	00
21	**CURRENT LIABILITIES**	**91,200**	**29**	**157,918**	**40**
22	SUPPLIERS	27,196	9	49,662	13
23	BANK LOANS	42,835	14	84,814	22
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	10,924	3	11,132	3
26	OTHER CURRENT LIABILITIES	10,245	3	12,310	3
27	**LONG-TERM LIABILITIES**	**156,718**	**49**	**171,157**	**44**
28	BANK LOANS	156,718	49	171,157	44
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**68,231**	**22**	**62,822**	**16**
32	**OTHER LIABILITIES**	**712**	**0**	**1,320**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**280,145**	100	**306,370**	100
36	**CONTRIBUTED CAPITAL**	**225,352**	**80**	**225,190**	**74**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	17	48,417	16
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	130,770	47	130,641	43
39	PREMIUM ON SALES OF SHARES	46,165	16	46,132	15
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**54,793**	**20**	**81,180**	**26**
42	RETAINED EARNINGS AND CAPITAL RESERVE	242,430	87	234,681	77
43	REPURCHASE FUND OF SHARES	8,046	3	7,997	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(207,146)	(74)	(158,457)	(52)
45	NET INCOME FOR THE YEAR	11,463	4	(3,041)	(1)

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATEDFINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**16,137**	100	**1,486**	100
46	CASH	7,370	46	1,416	95
47	SHORT-TERM INVESTMENTS	8,767	54	70	5
18	**DEFERRED ASSETS (NET)**	**6,644**	100	**6,740**	100
48	AMORTIZED OR REDEEMED EXPENSES	6,644	100	6,740	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**91,200**	100	**157,918**	100
52	FOREING CURRENCY LIABILITIES	55,720	61	121,718	77
53	MEXICAN PESOS LIABILITIES	35,480	39	36,200	23
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**10,245**	100	**12,310**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	10,245	100	12,310	100
27	**LONG-TERM LIABILITIES**	**156,718**	100	**171,157**	100
59	FOREING CURRENCY LIABILITIES	152,900	98	171,157	100
60	MEXICAN PESOS LIABILITIES	3,818	2	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**68,231**	100	**62,822**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	68,231	100	62,822	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**712**	100	**1,320**	100
68	RESERVES	712	100	1,320	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(207,146)**	100	**(158,457)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(121,540)	(59)	(116,101)	(73)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(85,606)	(41)	(42,356)	(27)

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 2YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	130,830	119,781
73	PENSIONS FUND AND SENIORITY PREMIUMS	713	1,320
74	EXECUTIVES (*)	10	10
75	EMPLOYERS (*)	240	267
76	WORKERS (*)	451	665
77	CIRCULATION SHARES (*)	130,293,546	130,245,746
78	REPURCHASED SHARES (*)	9,146,454	9,194,254

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**174,385**	100	**248,992**	100
2	COST OF SALES	128,675	74	199,713	80
3	**GROSS INCOME**	**45,710**	**26**	**49,279**	**20**
4	OPERATING EXPENSES	30,246	17	37,428	15
5	**OPERATING INCOME**	**15,464**	**9**	**11,851**	**5**
6	TOTAL FINANCING COST	(3,124)	(2)	10,119	4
7	**INCOME AFTER FINANCING COST**	**18,588**	**11**	**1,732**	**1**
8	OTHER FINANCIAL OPERATIONS	3,294	2	7,582	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**15,294**	**9**	**(5,850)**	**(2)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,831	2	(2,809)	(1)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**11,463**	**7**	**(3,041)**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**11,463**	**7**	**(3,041)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**11,463**	**7**	**(3,041)**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**11,463**	**7**	**(3,041)**	**(1)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**174,385**	**100**	**248,992**	**100**
21	DOMESTIC	126,757	73	128,245	52
22	FOREIGN	47,628	27	120,747	48
23	TRANSLATED INTO DOLLARS (***)	4,322	2	10,241	4
6	**TOTAL FINANCING COST**	**(3,124)**	**100**	**10,119**	**100**
24	INTEREST PAID	5,795	185	4,914	49
25	EXCHANGE LOSSES	5,914	189	17,078	169
26	INTEREST EARNED	229	7	162	2
27	EXCHANGE PROFITS	13,455	431	9,179	91
28	GAIN DUE TO MONETARY POSITION	(1,149)	(37)	(2,532)	(25)
8	**OTHER FINANCIAL OPERATIONS**	**3,294**	**100**	**7,582**	**100**
29	OTHER NET EXPENSES (INCOME) NET	3,294	100	7,582	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,831**	**100**	**(2,809)**	**100**
32	INCOME TAX	1,513	39	0	0
33	DEFERED INCOME TAX	1,511	39	(2,809)	(100)
34	WORKERS' PROFIT SHARING	344	9	0	0
35	DEFERED WORKERS' PROFIT SHARING	463	12	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2005**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	186,592	257,396
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	350,870	462,830
39	OPERATION INCOME (**)	27,026	23,761
41	NET CONSOLIDATED INCOME (**)	22,078	(11,685)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 2 YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**11,463**	**(3,041)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	11,921	24,715
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**23,384**	**21,674**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	27,594	34,621
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**50,978**	**56,295**
6	CASH FLOW FROM EXTERNAL FINANCING	(23,762)	(3,557)
7	CASH FLOW FROM INTERNAL FINANCING	(14,990)	(37,433)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(38,752)**	**(40,990)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,353)**	**(17,094)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	8,873	(1,789)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	7,264	3,275
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	16,137	1,486

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: ΣEAR: **2005**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**11,921**	**24,715**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	12,921	27,294
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	149	(47)
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(1,149)	(2,532)
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**27,594**	**34,621**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(17,471)	25,562
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	29,426	969
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	575	1,715
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	11,536	9,271
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	3,528	(2,896)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(23,762)**	**(3,557)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(4,331)	1,539
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(19,431)	(5,096)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(14,990)**	**(37,433)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(14,990)	(37,432)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	(1)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,353)**	**(17,094)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(5,356)	(30,757)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	2,003	13,663
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	6.57 %	(1.22) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	7.88 %	(3.81) %
3	NET INCOME TO TOTAL ASSETS (**)	3.70 %	(1.67) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	10.02 %	(83.26) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.59 times	0.66 times
7	NET SALES TO FIXED ASSETS (**)	0.95 times	1.11 times
8	INVENTORIES ROTATION (**)	2.88 times	3.87 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	82 days	72 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.89 %	3.81 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.08 %	56.21 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.13 times	1.28 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	65.84 %	74.48 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	42.55 %	41.23 %
15	OPERATING INCOME TO INTEREST PAID	2.67 times	2.41 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.11 times	1.18 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.43 times	1.76 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.29 times	0.82 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.70 times	0.71 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.69 %	0.94 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	13.41 %	8.70 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	15.82 %	13.90 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	8.80 times	11.46 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	61.32 %	8.68 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	38.68 %	91.32 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	159.74 %	179.93 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE

NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS		QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.16	$	(0.09)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.00	$	0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	2.15	$	2.35
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.47 times		0.44 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		5.94 times		(11.64) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

Reporte al Segundo Trimestre del 2005

Comentarios del Trimestre
Valores en término de dólares

Se consolidan los resultados del programa de reestructura a un año de su implementación. Por cuarto trimestre consecutivo se presentan incrementos en los márgenes de utilidad bruta, operativa y neta respecto al mismo trimestre del año anterior.
Un menor volumen de venta en mejores condiciones, aunado a una mejora en costos, permitió incrementar el margen bruto en 4 puntos.
Una política estricta de control permitió reducir los gastos operativos en 17.7% en términos reales.
La estrategia de reducción de inventarios dio como resultado una disminución del 29.6% con respecto al 2T04.
La deuda financiera disminuyó 4.6% por las amortizaciones de largo plazo. En los últimos doce meses la deuda se ha reducido 12.9%. Se cuenta con excedentes de efectivo que de haberse aplicado a pago de deuda con costo hubiese resultado en una reducción adicional de 7.4%.
El perfil de deuda con costo es de 21.5% corto y 78.5% largo plazo.

Estado de Resultados 2T04 vs 2T05 (abril - junio)

Las ventas totales disminuyeron 31.9% en volumen, 24.8% en dólares y 31.3% en pesos.

El mercado doméstico presentó una disminución de 10.5% en volumen, 12.9% en dólares y 20.4% en pesos.

Las ventas en exportación disminuyeron 51.8% en volumen, 41.0% en dólares y 46.1% en pesos, debido principalmente a la eliminación de líneas de alto volumen y bajo margen, de acuerdo a la estrategia definida en el segundo trimestre del 2004.

El margen bruto pasó del 22.6% al 26.5%, principalmente por mejoría en costos y mejores condiciones de venta.

Los gastos de operación pasaron del 14.9% al 17.9% con respecto a ventas por menor nivel de facturación. En términos absolutos disminuyeron 17.7%, con reducciones en términos reales del 17.1% en gastos de venta y del 18.2% en gastos de administración.

La utilidad operativa fue de $7.3 millones de pesos y representó el 8.6% de la venta en comparación del 7.7% del 2T04.

La UAFIDA se ubicó en 16.2% sobre ventas en comparación de 18.9% al 2T04.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $9.9 millones de pesos durante el 2T04 en comparación a ($4.9) millones de pesos favorables en el 2T05. El cambio se encuentra principalmente en el renglón de paridad cambiaria.

Los intereses pagados aumentaron 24.5% en dólares o 13.9% en pesos por incremento de 2.01 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas pasaron del 2.0% en el 2T04 al 3.3% en este trimestre. La tasa anual promedio de préstamos fue de 5.32% en dólares.

La paridad cambiaria al 2T04 resultó en $7.3 millones de pesos en comparación de ($7.7) millones de pesos favorables al 2T05.

El Repomo al 2T04 fue de $66 mil pesos comparado con $0.0 pesos al 2T05.

Otras Operaciones Financieras

En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

Impuestos, PTU y D-4

Se reconoce el impuesto diferido derivado del ISR y PTU.

Utilidad Neta

Por mejores márgenes bruto y operativo, y apoyados por el beneficio en paridad cambiaria, la utilidad neta se ubicó en $8.0 millones de pesos y significó el 9.4% de la venta, en comparación con una pérdida de $3.2 millones de pesos del 2T04.

Resultados Últimos Doce Meses 2004 vs 2005 (julio - junio)

Las ventas totales disminuyeron 24.2% en volumen, 21.2% en dólares y 24.2% en pesos.

Las ventas nacionales disminuyeron 18.4% en volumen, 13.6% en dólares y 16.9% en pesos.

Las exportaciones disminuyeron 31.0% en volumen, 32.0% en término de dólares y 34.4% en pesos.

El margen bruto aumentó al pasar del 20.8% al 26.1%, apoyado por el programa de reestructura definido en el segundo trimestre del 2004, el que permitió mejora en costos, en las condiciones de venta y eliminar programas de alto volumen y bajo margen.

Los gastos de operación pasaron del 15.7% al 18.4% sobre ventas. Los gastos de venta disminuyeron en términos reales 6.0% y los gastos de administración también disminuyeron 15.9% en términos reales.

El margen de operación aumentó al pasar de 5.1% al 7.7%.

La UAFIDA representó el 19.3% con respecto a ventas, en comparación del 16.8%

del 2004.

Costo Integral de Financiamiento

El costo integral de financiamiento a junio del 2004 representó $28.9 millones pesos en comparación de ($9.1) millones de pesos favorables a junio del 2005.

Los intereses pagados se incrementan 29.3% al pasar de $9.1 a $11.7 millones de pesos. En término de dólares aumentaron de $769 mil a $1.0 millones. Los intereses netos en su relación a ventas pasan de 1.9% en el 2004 a 3.3% en el 2005.

La cobertura UAFIDA a intereses pagados fue de 5.7 veces.

La paridad cambiaria pasó de $26.5 millones a ($13.1) millones de pesos favorables.

El Repomo a junio del 2004 fue de ($6.3) millones de pesos, comparado con ($7.4) millones de pesos a junio del 2005.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal por la reestructura implementada en el 2004.

Impuestos, PTU y Partidas Extraordinarias

No se generó base para ISR y PTU. Se reconoce en el impuesto diferido el efecto favorable por la disminución de tasa de ISR efectiva para 2005 en adelante. Se registra la provisión de PTU diferida.

Utilidad Neta

Se registra utilidad neta por $22.0 millones de pesos que representa el 6.3% de la venta en comparación de la pérdida de $11.6 millones de pesos del 2004.

Balance al 30 de junio 2004 vs 30 de junio 2005.

De junio del 2004 a junio del 2005 el peso se apreció 6.6% con respecto al dólar y la inflación fue del 4.3%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

Los activos totales disminuyeron 14.7% en pesos y 4.6% en dólares. El disponible en caja se incrementó en US$1.3 millones para ubicarse en US$1.5 millones. La cartera disminuyó 20.1% en pesos y 10.7% en dólares. Los inventarios disminuyeron 29.6% en pesos y 21.3% en dólares. El activo fijo disminuyó 11.3% en pesos y 0.9% en dólares.

El pasivo total disminuyó 19.4% en pesos y 10.0% en dólares. La deuda con costo se reduce 12.9% para ubicarse en US$18.5 millones, su nivel más bajo en los últimos siete años. La composición es 21.5% a corto plazo y 78.5% a largo plazo.

El capital contable pasó de $306.3 a $280.1 millones. La cuenta de insuficiencia en la actualización del capital se incrementó $48.7 millones de pesos. Se registra una utilidad neta por el ejercicio 2005 de $11.4 millones de pesos.

Asuntos Generales

Durante el trimestre se instaló el Comité de Auditoría conforme a lo establecido en la Ley del Mercado de Valores.

Se contrató la licencia de La Era del Hielo II.

El índice de bursatilidad de la empresa pasó de la posición 104 en marzo del 2005 a la posición 101 a junio del 2005.

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras

Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales

Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al:

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo, la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento, sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 30 de Junio de 2005 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A	$ 48,417	
Actualización	$ 130,770	
Prima en colocación acciones		$ 46,165
Resultados acumulados	$ 242,430	
Reserva para recompra de acciones		$ 8,046
Exceso o insuficiencia		$ (-207,146)
Resultado del ejercicio		$ 11,463
TOTAL CAPITAL CONTABLE	$ 280,145	

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Junio de 2005 el monto autorizado es de $ 26,963 de los cuales se han utilizado a esa fecha $ 18,917

El saldo al 30 de Junio de 2005 asciende a $ 8,046

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo	$ 5,795		
Intereses a favor	$ (229)		
Intereses netos		$ 5,566	
Efecto por paridad cambiaría			$ (7,541)
Resultado por posición monetaria			$ (1,149)
TOTAL COSTO	$ 3,124		

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes	Resultado neto neto mes	Índice Inicio	Resultado Cierre	Acumulado

Dic. 94	1,923	28.605				102.904
Dic. 95	4,126		43.471			
Dic. 96	32,728	55.514				
Dic. 97	44,008		64.2420			
Dic. 98	56,867		76.195			
Dic. 99	66,053		85.581			
Dic.00		49,670		93.248		
Dic.01		29,335		97.354		
Dic.02		13,993		102.9040		
Dic.03		664		106.9960		
Dic 04		7,515			112.5500	
Ene 05		65		112.554		
Feb 05	2,776	112.929				
Mzo 05	595	113.438				
Abr 05	2,222	113.842				
May 05	2,803	113.556				
Jun 05	3,002	113.447				

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 2do trimestre del ejercicio 2005,se realizaron en un 67 % al mercado nacional y en un 33 % al mercado de exportación. Adicionalmente el 100 % de sus ventas de exportación fueron a Estados Unidos de Norteamérica.

NOTA 11

Con apego al Boletín C-3 de Cuentas por Cobrar de PCGA, se adecua la Política que actualiza la Reserva de Incobrabilidad. Con ello, se realizarán aplicaciones a resultados en forma proporcional a los días vencidos. Esta política sustituye el criterio anterior de aplicar un porcentaje sobre el saldo de la cartera.

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITI COST	PRESENT VALUE (3)
ASSOCIATEDS					
1		1	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2005**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BBVA	10/09/2005	4.55	0	0	9,688	0	0	0	0	0	0	0	0	0	0	0
SCOTIA BANK	10/02/2006	4.45	0	0	10,765	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
GE CAPITAL	01/01/2012	5.64	0	0	0	0	0	0	0	0	0	4,292	8,907	9,356	9,827	55,155
GE CAPITAL	01/01/2012	5.64	0	0	0	0	0	0	0	0	0	680	1,411	1,482	1,556	8,736
GE CAPITAL	01/01/2012	5.64	0	0	0	0	0	0	0	0	0	136	283	297	312	1,753
BBVA	17/05/2007	11.90	3,818	3,818	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	12/06/2006	4.55	0	0	0	0	0	0	0	0	0	13,456	0	0	0	0
BANCOMEXT	17/03/2007	4.23	0	0	0	0	10,765	0	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	4.23	0	0	0	0	10,765	0	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	4.24	0	0	0	0	10,765	0	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	4.28	0	0	0	0	10,765	0	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	4.28	0	0	0	0	10,765	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**3,818**	**3,818**	**20,453**	**0**	**53,825**	**0**	**0**	**0**	**0**	**18,564**	**10,601**	**11,135**	**11,695**	**65,644**
PROVEEDORES																
VARIOS			12,700	0	0	0	0	0	0	0	0	14,496	0	0	0	0
TOTAL SUPPLIERS			**12,700**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**14,496**	**0**	**0**	**0**	**0**
VARIOS			8,038	0	0	0	0	0	0	0	2,207	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**8,038**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,207**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2005**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			24,556	3,818	20,453	0	53,825	0	0	0	2,207	33,060	10,601	11,135	11,695	65,644

NOTES

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2005**
HILASAL MEXICANA S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **NON CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	97,612	255,156	(157,543)	0.00	0
FEBRUARY	98,262	249,196	(150,934)	0.33	500
MARCH	106,078	249,148	(143,070)	0.45	645
APRIL	121,539	257,117	(135,577)	0.36	481
MAY	126,681	262,775	(136,095)	0.00	(341)
JUNE	124,527	260,886	(136,360)	0.00	(136)
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**1,149**

NOTES

EN LOS ULTIMOS DOS MESES DEL SEGUNDO TRIMESTRE SE PRESENTO UNA DEFLACION MENSUAL.
DEBIDO A QUE EL PROGRAMA NO PERMITE CAPTURAR INFLACIONES MENSUALES NEGATIVAS EN ESTOS MESES SE CAPTURO UNA INFLACION DE 0.
LOS DATOS DE LA INFLACION DE DICHOS MESES ES
MAYO INFLACION MENSUAL -0.25
JUNIO INFLACION MENSUAL -0.10

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

NON CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	69
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**　　　　QUARTER: **2**　　　　YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		ALGODON	ECOM,CARGILL	NO	49.43
QUIMICOS	CIBA,DYSTAR			NO	13.49
MATERIALES INDIRECTOS	DIVERSOS			SI	5.00

NOTES

)CK EXCHANGE CODE: **HILASAL**
ASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
.A	1,968	125,041 0 0 0 0 0	1,475 0 0 0 0 0	126,757	55.00	LICENCIAS PROPIAS, PRESTIGE,SAHARA, ELITE, ELEGANCE, HERITAGE, LEGEND ROYAL CROWN, BIG ONE.	WAL MART, COMERCIAL MEXICAN GIGANTE,CASA LEY, CHEDRAUI, CONTROL SAM´S CLUB, COPPEL
)TAL		125,041		126,757			

MEXICAN STOCK EXCHANGE

SIFIC / ICS

)CK EXCHANGE CODE: **HILASAL**
ASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2005**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
.A		0 0 0 0	647 0 0 0	47,628	ESTADOS UNIDOS	HILASAL Y LAS DE NUESTROS CLIENTES	JC PENNEY, KOHL´S, BART & DREYFUSS, MARMAXX, MUSCOGE SATURDAY KNIGHT
)TAL				47,628			

OTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2005**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXICAN	SUSCRIPTION	FIXED	VARIABLE	
A	0.34700	0	20,160,000	110,133,546	130,293,546	38,640,000	7,000	41,417
TOTAL			**20,160,000**	**110,133,546**	**130,293,546**	**38,640,000**	**7,000**	**41,417**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
130,293,546

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	9,146,454	1.23090	0.94000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2005**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **01 OF JANUARY** TO **30** **JUNE** **2005** AND **2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

EL SALTO, JAL, AT JULY 27 OF 2005

CLAVE DE COTIZACION: HILASAL | **FECHA:** 27/07/200 14:23

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 **AUTOMATICO:** X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNET: www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

CLAVE DE COTIZACION: HILASAL **FECHA:** 27/07/200 14:23

CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE FINANZAS
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE PROYECTOS
NOMBRE:	ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	armando@hilasal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VACANTE
NOMBRE:	VACAN VACANTE V. V.
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR EJECUTIVO DE VENTAS
NOMBRE:	ING JOSE EDUARDO SOL LORENZANA
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

CLAVE DE COTIZACION: HILASAL **FECHA:** 27/07/200 14:23

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE FINANZAS
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com